July 28, 2025

Off The Hook YS Inc.

1701 Jel Wade Dr.

Wilmington, NC 28401

July 28, 2025

Attn: Eiko Yaoita Pyles, Anne McConnell, Kristin Baldwin and Erin Purnell

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OFF THE HOOK YS INC.
Registration Statement on Form S-1 Submitted July 7, 2025
CIK No. 0002067767
OFF THE HOOK YS INC.

Ladies and Gentlemen:

By letter dated July 23, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Off The Hook YS Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Registration Statement filed on July 7, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1 filed July 7, 2025

Prospectus Summary, page 8

1.	We note your revisions in response to prior comment 4. Please amend the organizational charts on pages 8 and 54 to add the requested detail on the ownership structure of Off the Hook YS (Nevada Corp.).

Response: We have amended the organizational charts on pages 8 and 54.

Prospectus Summary

Corporate Structure and Background, page 8

2.	We note your response to prior comment 17 and your disclosure that pursuant to the Amended and Restated Agreement for the Purchase and Sale of Capital Stock dated July 3, 2025, the OTH Owners will, in the aggregate, sell and transfer to Off The Hook Acquisition Corp, a Florida corporation (OTH FL), such number of shares of common stock of the Company representing 25% of the issued and outstanding shares of the Company for $3 million payable by OTH FL. Please revise your disclosures to more fully address the following:

●	Clarify, if accurate, that the $3 million payable by OTH FL will be paid directly to the current OTH Owners and will not be paid to/available to the Company;

Response: We have clarified that the $3 million payable by OTH FL will be paid directly to the OTH Owners and not the Company.

●	Clarify whether the shares being purchased by OTH FL will be registered, disclose any restrictions related to these shares, including when and how they can be resold, and disclose any potential risks to IPO shareholders related to the potential resale of these shares;

Response: The shares being purchased by OTH FL will not be registered and will be locked up for 180 days from the closing of this offering. We have added that disclosure and the risks of the potential resale of these shares to the risk factor titled “A substantial portion of our total issued and outstanding shares may be sold into the market at any time. This could cause the market price of our Common Stock to drop significantly, even if our business is doing well” on page 30; and

July 23,2025 Page 2

●	To the extent the enterprise value of the Company indicated by the Amended and Restated Agreement for the Purchase and Sale of Capital Stock dated July 3, 2025 is less than the enterprise value of the Company indicated by the IPO stock price, disclose the reason for the difference and any potential risks to IPO shareholders as a result of the difference. Also, since OTH FL appears to be 100% owned by Brian John, who is the CEO of the Company, address your consideration as to whether the stock sale agreement could be viewed as compensatory and could require compensation expense be recorded in the Company’s financial statements analogous to the guidance in SAB Topic 5:T.

Response: The enterprise value indicated by the Amended and Restated Agreement is less than the enterprise value of the Company indicated by the IPO stock price because we granted the stock early in December 6, 2024. The purchase price was negotiated on an arms-length basis and represents what the parties believed was the value at such time. The purchasers carried the risk of such investment and there was no guarantee that the Company would successfully complete an IPO. We also note that the Company has grown substantially from December 6, 2024 to the IPO valuation. The difference between the December 6, 2024 negotiated price and the IPO valuation reflects the increase in the Company’s valuation and was not intended to compensate Mr. John for his role as CEO and does not retroactively constitute compensation.

Summary Financial Data, page 12

3.	We note you appropriately present pro forma income tax disclosures here and address the impact of becoming a taxable entity in MD&A; however, we also note you revised your historical combined statements of operations on pages F-3 and F-26 to include pro forma income tax disclosures in response to prior comment 6.

Please remove pro forma income tax disclosures from the faces of your historical financial statements. Refer to Rule 11-02(a)(12)(i) of Regulation S-X.

Response: We have removed the pro forma income tax disclosures from the faces of our historical financial statements

Certain Relationships and Related Party Transactions Member Distribution, page 86

4.	We note that you disclose member distributions in this section. Please revise to name the related parties that received these distributions and the reasons for such distributions.

Response: We have disclosed the related parties that received the distributions and the reason for such distributions.

Interim Combined Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

5.	Please revise the notes to the interim combined financial statements to disclose that they reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented and, to the extent all such adjustments are of a normal recurring nature, provide a statement to that effect or describe, in appropriate detail, the nature and amount of adjustments that are other than normal recurring and included in the determination of interim results. Refer to Rule 10-01(b)(8) of Regulation S-X.

Response: We have revised the interim combined financial statements to disclose that they reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented and, to the extent all such adjustments are of a normal recurring nature, we provided a statement to that effect or describe, in appropriate detail, the nature and amount of adjustments that are other than normal recurring and included such adjustments in the determination of interim results.

July 23,2025 Page 3

Annual Combined Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page F-37

6.	We note your response to prior comment 19. If accurate, please confirm and revise your disclosures to clarify that revenue recognized associated with trade-ins solely relate to end-user boat purchasers and not to boat manufactures or other wholesalers or, if not accurate, please explain to us how you considered the provisions of ASC 606-10-15-2(e).

Response: We have revised our disclosure to add that revenue recognized associated with trade-ins solely relates to end-user boat purchasers and not to boat manufactures or other wholesalers on page F-11.

Note 18. Segment Information , page F-48

7.	Based on your response to prior comment 21, you state operating income (loss) is the primary measure used by the CODM for segment performance assessment and resource allocation. Please revise your disclosures here and in note 17 on page F-23 to disclose operating income (loss) by segment as required by ASC 280-10-50-22 and 50-28A.

Response: We have revised our disclosures in operating income and in note 17 on page F-23 to disclose operating income (loss) by segment.

Note 20. Restatement of Previously Issued Financial Statements, page F-50

8.	We note the amounts in the line item identified as “Total members’ equity” in the Combined Balance Sheet as of December 31, 2024 on page F-51 actually represent Total Liabilities and Members’ equity. Please revise and correct the amounts presented.

Response: We have revised Total Liabilities and Members’ equity on page F-51.

Thank you for the opportunity to respond to your comment on the Registration Statement. If you have additional questions or comments, please contact me at bj@offthehookys.com or 561-599-0080.

Very truly yours,

Brian John

Chief Executive Officer

Off The Hook YS Inc.

1701 Jel Wade Dr.

Wilmington, NC 28401